GORDON SILVER
Attorneys and Counselors at Law

3960 Howard Hughes Parkway, Ninth Floor, Las Vegas, Nevada 89169-5978
T: 702.796.5555 · F: 702.369.2666 · www.gordonsilver.com

August 4, 2010

VIA EDGAR

Ms. Laura Veator
Staff Accountant
United States Securities and
   Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:           Lightning Gaming, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
File No. 000-52575

Dear Ms. Veator:

Pursuant to my and your respective voice-mails on August 3 and 4, 2010 concerning our client, Lightning Gaming, Inc. (the "Company"), this letter serves as the Company's formal request for an extension of time to respond to the comment letter from Senior Assistant Chief Accountant Craig Wilson, which the Company received by fax on July 30, 2010.  Per the voice-mails, the Company proposes to respond by not later than August 27, 2010.

The Company requests this extension because the comments need to be addressed directly by the Company's Chief Financial Officer who, in addition to his other duties, is devoting substantial time to the second quarter Form 10-Q that the Company intends to file on August 13, 2010 and who has an out-of-office commitment for the entire week of August 16, 2010.

If you have questions or comments, please contact me at (702) 796-5555.  Thank you for your consideration of this matter.

Very truly yours,

/Richard L. Galin/

RICHARD L. GALIN

cc:           Brian Haveson
Robert Ciunci

RLG/kal

Phoenix Office
1411 N. Third Street · Phoenix, Arizona 85004
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